Exhibit 99.2

SECOND SUPPLEMENTAL INDENTURE

Dated as of April 13, 2015

Among

POSTMEDIA NETWORK INC., as Issuer

and

POSTMEDIA NETWORK CANADA CORP., as Guarantor

and

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

and

COMPUTERSHARE TRUST COMPANY OF CANADA, as Collateral Agent

8.25% SENIOR SECURED NOTES DUE 2017

Second Supplemental Indenture (this “Second Supplemental Indenture”), dated as of April 13, 2015, by and among, POSTMEDIA NETWORK INC., a corporation incorporated under the Canada Business Corporations Act, as issuer (the “Issuer”), POSTMEDIA NETWORK CANADA CORP., a corporation incorporated under the Canada Business Corporations Act, as guarantor (the “Guarantor”),COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee (the “Trustee”), and COMPUTERSHARE TRUST COMPANY OF CANADA, as collateral agent.

W I T N E S S E T H

WHEREAS, each of the Issuer and the Guarantor has heretofore executed and delivered to the Trustee an indenture (the “Original Indenture”), dated as of August 16, 2012, as amended and supplemented by the first supplemental indenture dated as of October 31, 2014 (the “First Supplemental Indenture” and together with the Original Indenture, the “Indenture”), providing for the issuance of an unlimited aggregate principal amount of 8.25% Senior Secured Notes due 2017 (the “Notes”).

AND WHEREAS Section 9.01 of the Indenture permits the Issuer, the Guarantor, the Trustee and the Collateral Agent, without the consent of any Holder, to amend or supplement the Indenture to provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture.

AND WHEREAS the Issuer wishes to issue $139,303,000 in aggregate principal amount of Additional Notes in accordance with the terms of the Indenture.

AND WHEREAS, pursuant to the Indenture, the Trustee and the Collateral Agent are authorized to execute and deliver this Second Supplemental Indenture for the issuance of such Additional Notes.

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Second Supplemental Indenture by the Issuer, to make this Second Supplemental Indenture effective and binding upon the Issuer.

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.01 Definitions

All terms which are defined in the Indenture and used but not defined in this Second Supplemental Indenture shall have the meanings ascribed to them in the Indenture, as such meanings may be amended by this Second Supplemental Indenture. In the event of any inconsistency between the terms in the Indenture and this Second Supplemental Indenture, the terms in this Second Supplemental Indenture prevail.

Section 1.02 General Rule

Subject to the terms and conditions herein contained, the Indenture is hereby amended to the extent necessary to give effect to the provisions of this Second Supplemental Indenture and to incorporate the provisions of this Second Supplemental Indenture into the Indenture.

Section 1.03 Currency

Unless otherwise noted, all dollar amounts expressed in this Supplemental Indenture are expressed in Canadian Dollars.

ARTICLE 2

THE ADDITIONAL NOTES

Section 2.01 Creation and Design

Pursuant to this Second Supplemental Indenture, $139,303,000 in aggregate principal amount of Additional Notes are hereby issued by the Issuer on the date hereof and shall have identical terms as the Initial Notes, other than with respect to the date of issuance and issue price. The Additional Notes and the Initial Notes shall be treated as a single class for all purposes under this Indenture (including, waivers, amendments, redemptions and offers to purchase) and shall have the same CUSIP number as the Rule 144A Notes (as defined in Appendix A to the Indenture).

Section 2.02 Trustee, etc.

The Trustee will be the Trustee, authenticating agent, paying agent, transfer agent and registrar for the Additional Notes.

Section 2.03 Form of Additional Notes

The Additional Notes shall be in the form of Exhibit A of the Indenture and shall be represented by a Global Note.

ARTICLE 3

MISCELLANEOUS PROVISIONS

Section 3.01 Confirmation of Existing Security

Each of the Issuer and the Guarantor acknowledges and confirms that notwithstanding the execution of this Second Supplemental Indenture each of the existing Collateral Documents that Issuer and Guarantor have executed in favour of Collateral Agent (i) remains in full force and effect and has not been terminated discharged or released, (ii) constitutes legal valid and binding obligation of Issuer and Guarantor enforceable against Issuer and Guarantor under the laws governing the applicable security document in accordance with its terms, subject to applicable bankruptcy insolvency and other laws of general application limiting the enforceability of creditors rights and (iii) continues to stand as valid and enforceable security for the Obligations, as amended hereby, including any obligations with respect to the Additional Notes.

Section 3.02 Supplemental to the Note Indenture

This Second Supplemental Indenture is supplemental to the Indenture and the Second Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Notes and the Additional Notes as if all the provisions of the Indenture and this Supplemental Indenture were combined in one instrument. This Second Supplemental Indenture shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Section 1.03 of the Indenture. The Indenture is and shall remain in full force and effect with regards to all matters governing the Notes and Additional Notes, except as modified or supplemented by this Second Supplemental Indenture. Notwithstanding the foregoing, in the event any term or provision contained herein shall conflict with or be inconsistent with any term or provision of the Indenture, the terms and provisions of this Second Supplemental Indenture shall govern, but for greater certainty this paramountcy clause shall not be operative with respect to any other Supplemental Indenture executed on or after the date hereof and all such Supplemental Indentures shall be interpreted in a manner consistent with each other.

Section 3.03 Future Reference to the Note Indenture

On and after the date of this Second Supplemental Indenture, each reference in the Indenture to “this Indenture”, “hereunder”, “hereof”, “herein” or words of like import referring to the Indenture, and each reference in any related document to the Indenture, “thereunder”, “thereof”, “therein” or words of like import referring to the Indenture shall mean and be a reference to the Indenture as amended hereby. The Indenture, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

Section 3.04 Governing Law

THIS SECOND SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.

Section 3.05 Waiver of Jury Trial

EACH OF ISSUER, THE COLLATERAL AGENT AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE INDENTURE, THE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 3.06 Counterparts

The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy (whether by original, facsimile or other electronic method of transmission) shall be considered an original, but all of them together represent the same agreement.

Section 3.07 Headings

The headings of the Sections of this Second Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

[Signatures on following page]

IN WITNESS WHEREOF the parties hereto have caused this Supplemental Indenture to be executed on their behalf, effective as of the day and year first written above.

POSTMEDIA NETWORK INC., as Issuer

Per:	“Jeffrey Haar”
Name: Jeffrey Haar
Title: Executive Vice President, Legal and General Counsel

Per:	“Douglas Lamb”
Name: Douglas Lamb
Title: Chief Financial Officer and Executive Vice President

POSTMEDIA NETWORK CANADA CORP., as Guarantor

Per:	“Jeffrey Haar”
Name: Jeffrey Haar
Title: Executive Vice President, Legal and General Counsel

Per:	“Douglas Lamb”
Name: Douglas Lamb
Title: Chief Financial Officer and Executive Vice President

[Signature Page to Second Supplemental Indenture]

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee and Collateral Agent

Per:	“Judith Sebald”
Name: Judith Sebald
Title: Corporate Trust Officer

Per:	“Danny Snider”
Name: Danny Snider
Title: Corporate Trust Officer

[Signature Page to Second Supplemental Indenture]